UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D


                UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         National HealthCare L.P.
                             (Name of Issuer)

                        LIMITED PARTNERSHIP UNITS
                      (Title of Class of Securities)

                               63633R 10 3
                              (CUSIP Number)


                            ALBERT O. NICHOLAS
                    700 NORTH WATER STREET, SUITE 1010
                        MILWAUKEE, WISCONSIN 53202
                              (414) 272-6133
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             OCTOBER 3, 1995
         (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

     Check the following box if a fee is being paid with this statement x. (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note:   Six  copies  of this statement, including  all  exhibits,
     should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 63633R 10 3                         Page    2    of   10    Pages
------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      ALBERT O. NICHOLAS, ###-##-####
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                      (b) x
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             428,700
   SHARES        -------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              -0-
    EACH         -------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
 PERSON WITH            428,700
                 -------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                        -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      428,700
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.48%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 63633R 10 3                         Page    2    of   10    Pages
------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      NICHOLAS COMPANY, INC. I.D. NO. 39-1091673
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                      (b) x
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 - FUNDS OF INVESTMENT ADVISORY CLIENTS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      WISCONSIN
------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             815,451
   SHARES        -------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              -0-
    EACH         -------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
 PERSON WITH            815,451
                 -------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                        -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      815,451
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      9.44%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     The title of the class of securities to which this statement relates are units of limited partnership interests ("Units") of National HealthCare L.P., a Delaware limited partnership. The name and address of the principal executive offices of the issuer of such securities is National HealthCare L.P. (the "Company"), 100 East Vine Street, Murfreesboro, Tennessee 37130.


ITEM 2.  IDENTITY AND BACKGROUND

      This statement is being filed by Albert O. Nicholas ("Mr. Nicholas") and the Nicholas Company, Inc. ("Nicholas Company"), which Mr. Nicholas controls. The Nicholas Company is a registered investment adviser to various registered investment companies and individual clients. Mr. Nicholas and the Nicholas Company in the aggregate may own beneficially more than 5% of a class of equity securities of a particular issuer. Although the
Nicholas  Company  is  treated as an institutional  investor  for purposes of reporting on Schedule 13G, the holdings of Mr. Nicholas personally may not be eligible for reporting on Schedule 13G. In order to avoid any question as to whether the beneficial ownership of Mr. Nicholas and the Nicholas Company is being reported on the proper form, Mr. Nicholas and the Nicholas Company have decided to file certain of their beneficial ownership reports on the more detailed Schedule 13D. However, Mr. Nicholas and the Nicholas Company do not admit that they constitute a group, and do not believe that they are otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other within the meaning of Rule 13d-3.

      The following information is provided for each reporting person and for each person enumerated in Instruction C:

      I.    (a)  Name:   Albert O. Nicholas

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation and Name, Business
                 and  Address  Where Such Employment is  Conducted:
                 President and director of Nicholas Company, Inc., a registered investment adviser; President, Director and Portfolio Manager of Nicholas Fund, Inc., Nicholas Income Fund, Inc., Nicholas Money Market Fund, Inc. and Nicholas Equity Income Fund, Inc., registered investment companies; President and Director of Nicholas II, Inc. and Nicholas Limited Edition, Inc., registered investment companies.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Albert O. Nicholas is a United States Citizen.


     II.    (a)  Name:  Nicholas Company, Inc.

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:  Nicholas Company,
                 Inc., a Wisconsin corporation, is a registered investment adviser, and is the investment adviser to six registered investment companies and approximately 35 institutions and individuals with substantial investment portfolios.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

    III.    (a)  Name:  David E. Leichtfuss

            (b)  Business Address:    100 East Wisconsin Avenue
                                      Milwaukee, Wisconsin 53202

            (c)  Principal  Occupation:   Director  and
                 Secretary,   Nicholas  Company,   Inc.,   Partner,
                 Michael Best & Friedrich (law firm), 100 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

     IV.    (a)  Name:  Daniel J. Nicholas

            (b)  Business Address:    612 North Main Street
                                      Rockford, Illinois  61103

            (c)  Principal Occupation:    Director,
                 Nicholas Company, Inc.; a private investor.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Illinois.

      V.    (a)  Name:  David L. Johnson

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:  Executive  Vice
                 President - Investments, Nicholas Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

     VI.    (a)  Name:  Thomas J. Saeger

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c) Principal Occupation: Executive Vice President - Administration and Assistant Secretary, Nicholas
                 Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

    VII.    (a)  Name:  Lynn S. Nicholas

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:   Senior Vice President, Nicholas
                 Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

   VIII.    (a)  Name:  David O. Nicholas

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:   Senior Vice President,
                 Nicholas Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

     IX.    (a)  Name:  Jeffrey T. May

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:   Senior Vice President and Treasurer,
                 Nicholas Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

      X.    (a)  Name:  Kathleen Evans

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:  Vice President,
                 Nicholas Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.

     XI.    (a)  Name:  John O'Hare

            (b)  Business Address:    700 North Water Street, Suite 1010
                                      Milwaukee, Wisconsin 53202

            (c)  Principal Occupation:  Vice President,
                 Nicholas Company, Inc., 700 North Water Street, Suite 1010, Milwaukee, Wisconsin 53202.

            (d)  Criminal Proceedings:  None.

            (e)  Civil Proceedings:  None.

            (f)  Citizenship:  Wisconsin.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Albert   O.  Nicholas  purchased  the  units  of   limited
partnership   interest  for  cash,  with   personal   funds.    A
description of the transactions since January 1, 1994 is as follows:

TRADE DATE OF THE         TYPE OF            NUMBER OF         PER UNIT
   TRANSACTION          TRANSACTION       UNITS PURCHASED   PURCHASE PRICE
   -----------          -----------       ---------------   --------------

January 20, 1994    Open market purchase        5,500           $26.47
January 21, 1994    Open market purchase          400            26.50
February 7, 1994    Open market purchase       19,100            28.00
August 17, 1994     Open market purchase          100            26.00
August 26, 1994     Open market purchase        2,300            26.25
August 30, 1994     Open market purchase        1,300            26.25
May 4, 1995         Open market purchase        1,600            25.50
May 5, 1995         Open market purchase        1,600            25.38
May 8, 1995         Open market purchase          500            25.43
May 15, 1995        Open market purchase        6,600            26.00
May 16, 1995        Open market purchase          200            26.00
May 18, 1995        Open market purchase          300            26.00
May 19, 1995        Open market purchase          400            26.00
May 22, 1995        Open market purchase          100            26.00
June 29, 1995       Open market purchase          500            28.00
June 30, 1995       Open market purchase          100            28.00
July 5, 1995        Open market purchase          300            28.00
July 7, 1995        Open market purchase        1,700            28.00
July 10, 1995       Open market purchase          900            28.00
July 17, 1995       Open market purchase        1,000            28.75
August 17, 1995     Open market purchase          100            28.88
August 18, 1995     Open market purchase       12,800            28.88

Nicholas  Company, a registered investment adviser, purchased  6%
Senior  Subordinated Convertible Debentures of the  Company  (the
"Bonds") on behalf of various of its investment advisory clients as follows:

                                                                                              NUMBER OF
                                                                           AMOUNT OF          UNITS THE
                                 TRADE DATE OF          TYPE OF           CONVERTIBLE         BONDS ARE
 INVESTMENT ADVISORY CLIENT     THE TRANSACTION       TRANSACTION       BONDS PURCHASED   CONVERTIBLE INTO(1)
 --------------------------     ---------------       -----------       ---------------   -------------------
     Nicholas Fund, Inc.        October 3, 1995   Open market purchase    $10,290,000          676,693
Nicholas Limited Edition, Inc.  October 3, 1995   Open market purchase      1,560,000          102,589
      Private Accounts          October 3, 1995   Open market purchase        550,000           36,169

-----------------
(1) The Bonds have a conversion price of $15.2063 per Unit, subject to adjustment under certain circumstances.


ITEM 4.  PURPOSE OF TRANSACTION

      The  Units  and  the  Bonds were purchased  for  investment purposes only. The Units and the Bonds may be acquired or disposed of for investment purposes in brokerage transactions or privately negotiated transactions. Mr. Nicholas and the Nicholas Company have no present plans with respect to any specific level of purchases or dispositions, but may effect additional purchases or dispositions based on considerations such as market factors, evaluations of the investment prospects of the Units and the Bonds and investment objectives.

      Mr. Nicholas and the Nicholas Company do not have any other plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g)   Change  in  the  Company's  charter,  bylaws   or
          instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange;

          (i)   A  class  of  equity securities  of  the  Company
          becoming   eligible  for  termination  of  registration
          pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)  Number and Percent Owned.

                     Albert O. Nicholas beneficially owns 428,700
          Units, representing 5.48% of the total number of Units issued and outstanding (based on 7,827,051 Units issued and outstanding as of October 31, 1995, as reported in the Company's Form 10-Q for the three months ended September 30, 1995).

                    Nicholas Company is deemed to have beneficial ownership of an aggregate of 815,451 Units (based upon $10,290,000 in Bonds convertible into 676,693 Units owned by Nicholas Fund, Inc., $1,560,000 in Bonds convertible into 102,589 Units owned by Nicholas Limited Edition, Inc. and $550,000 in Bonds convertible into 36,169 Units owned by various private accounts for which Nicholas Company acts as investment adviser), representing 9.44% of the total number of Units (815,451 , (7,827,051 + 815,451)).

          (b)  Voting and Dispositive Power.

                     All  Units beneficially owned by  Albert  O.
          Nicholas are owned with sole voting and dispositive power.

                     All Bonds beneficially owned by the Nicholas
          Company are owned by the Nicholas Company with sole voting and dispositive power for the benefit of its investment clients.

          (c)  Transactions Within the Past 60 Days.

                      Reference   is  made  to  the   information
          contained in the response to Item 3 hereof.

          (d)  Right to Direct Dividends or Proceeds From Sale.

                    Not applicable, other than as such rights may exist under the Wisconsin Uniform Marital Property Act.

          (e)  Date Reporting Person Ceased to be a 5% Owner.

                    Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





_______________________________         ______________________________________
              Date                      Albert O. Nicholas




                                        NICHOLAS COMPANY, INC.




_______________________________     By: ______________________________________
              Date                      Albert O. Nicholas, President